                             SEC FILE NUMBER 0-21782




                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




For the month of February 2004
                 -------------

                       FLETCHER CHALLENGE FORESTS LIMITED
--------------------------------------------------------------------------------


                 (Translation of Registrant's Name Into English)


              8 ROCKRIDGE ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020
--------------------------------------------------------------------------------

                    (Address of Principal Executive Offices)



         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F    A    Form 40-F
                    ------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes          No     A
             ------      ----------

         (If "Yes is marked indicate below the file number assigned to the
         registrant in connection with Rule 12g3-2(b): 82-         .)
                                                          ---------

         THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENTS ON FORMS F-3 (NOS. 333- 6526, 333- 8932 AND 333- 12726) AND S-8 (FILE NO. 33- 97728)
         OF FLETCHER CHALLENGE FORESTS LIMITED AND CERTAIN OF ITS SUBSIDIARIES AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date 13 February 2004                        FLETCHER CHALLENGE FORESTS LIMITED
                                             ----------------------------------


                                             /s/ P M GILLARD

                                             P M GILLARD
                                             SECRETARY

[FLETCHER CHALLENGE
 FORESTS LOGO]

================================================================================
                                  NEWS RELEASE
================================================================================

        STOCK EXCHANGE LISTINGS: NEW ZEALAND, AUSTRALIA, NEW YORK (FFS).



        FLETCHER CHALLENGE FORESTS OBTAINS BINDING TAX RULING IN RESPECT
                           OF PROPOSED CAPITAL RETURN


Auckland, 13 February 2004 - Fletcher Challenge Forests advised today that it had received a binding ruling from the Inland Revenue Department, confirming that the proposed return of capital to be made in March 2004 will not be a dividend for New Zealand tax purposes. As a result of this binding ruling, the Company is not required to deduct any New Zealand tax from the proposed return of capital to all shareholders, whether they are New Zealand residents or non residents.

No further tax obligations arise with respect to New Zealand resident shareholders holding their FCF shares on capital account.

All other shareholders should consult their tax advisors with respect to their tax obligations.

The proposed capital return is subject to the approval of the Company's shareholders at a Shareholders' Meeting to be held on Friday 20 February 2004.



Ends




--------------------------------------------------------------------------------

TO:          BUSINESS EDITOR                 From:                 Paul Gillard
                                             Company Secretary & General Counsel
Fax/Email:   AUTO                            FLETCHER CHALLENGE FORESTS LTD

                                             Telephone:           64-9-571 9846
                                             Fax:                 64-9-571 9872

Please note: If you do not receive 1 page(s) including this page, or if any page is not readable, please call the Information Officer immediately on telephone 64-9-571 9814.

Further information on Fletcher Challenge Forests can be found at http://www.fcf.co.nz.

--------------------------------------------------------------------------------